Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 082-01042
Date: March 9, 2018

Accelerating separation and maximising shareholder value Anne Stevens and Jos Sclater Chief Executive and Finance Director, GKN plc 9 March 2018

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGUALTIONS OF THAT JURISDICTION.

This presentation has been prepared by GKN plc (“GKN”) in connection with the proposed combination of the GKN Driveline business with Dana Inc (“Dana”) to create Dana plc (the “Combined Group”) (together, the “Proposed Transaction”) and the role of GKN as pure play Aerospace business (the ”GKN Role”). By accepting these presentation slides, and attending this presentation, you agree to the conditions set out below. This presentation is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, whether pursuant to this presentation or otherwise. The statements contained in these presentation slides are not to be construed as legal, business, financial or tax advice. The release, publication or distribution of these presentation slides in or into jurisdiction other than the UK may be restricted by law and therefore persons into whose possession these presentation slides come who are not resident in the UK should inform themselves about, and observe, any applicable restrictions. Shareholders who are in any doubt regarding such matters should consult an appropriate independent adviser in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Gleacher Shacklock LLP ("Gleacher Shacklock"), which is authorised and regulated by the Financial Conduct Authority (“FCA”) in the United Kingdom (“UK”), is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this presentation or any other matter referred to therein.

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the UK. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this presentation and will not regard any other person as its client in relation to the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to therein.

UBS Limited (“UBS”) is authorised by the PRA and regulated by the FCA and the PRA in the UK. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of these presentation slides or any transaction, arrangement or other matter referred to herein.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement about the Proposed Transaction

These presentation slides contain forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this document may include statements about the expected effects of the Proposed Transaction on GKN, Dana and/or the Combined Group, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would,"  "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to the completion of the Proposed Transaction and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transactions on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s annual report and accounts for the financial year ended 31 December 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or the Combined Group undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No material change

Save as disclosed in this document or the announcements made by GKN since the date of the response circular published by GKN on 15 February 2018 (the “Defence Document”), there have been no material changes: (i) in the information disclosed in the Defence Document which are material in the context of the Defence Document; and (ii) to the matters listed in Rule 27.2(c) of the City Code since the publication of the Defence Document.

Other

Some statements in respect of the Proposed Transaction and the GKN Role relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, any targets, actions or outcomes referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Except as expressly stated, nothing in this presentation constitutes a quantified financial benefits statement, profit forecast or profit estimate for the purposes of Rule 28 of the City Code on Takeovers and Mergers (the “City Code”). Each of the GKN directors, whose names are set out on the “Board of Directors” page of the GKN website at www.gkn.com/en/about-gkn/leadership/the-board (the ”Directors”), accepts responsibility for the information contained in this presentation. To the best of the Directors’ knowledge and belief (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this presentation may vary slightly from the actual arithmetic totals of such data.

Cautionary statement for the GKN Role

These presentation slides contain statements in relation to the GKN Role that are or may be forward-looking with respect to the financial condition, results of operations and businesses and achievements of GKN. These statements in relation to the GKN Role can be identified by the use of forward-looking terminology such as “believe”, “anticipate”, “expect”, “prospect”, “estimated”, “should”, “may” or the negative thereof, or other variations thereof, or comparable terminology indicating expectations or beliefs concerning future events. These forward-looking statements in relation to the GKN Role include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. GKN assumes no obligation to update or correct the information contained in these presentation slides in relation to GKN Role, whether as a result of new information, future events or otherwise, except to the extent required by law or regulation. The statements contained in these presentation slides are made as at the date of this presentation, unless some other time is specified in relation to them, and delivery of this presentation shall not give rise to any implication that there has been no change in the facts set out in these presentation slides since such date. Unless expressly stated otherwise, no statement in this presentation is intended as a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings or earnings per share for GKN for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings or earnings per share of GKN.

Certain information regarding participants

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth on its website as described above and Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus, the Proxy Statement and Circular regarding the Proposed Transaction when it becomes available.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockolders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that the Combined Group will file with the SEC a registration statement, containing a prospectus with respect to the Combined Group's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, in connection with the Proposed Transaction, it is intended that GKN will mail a Circular to its shareholders. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND THE COMBINED GROUP.

Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or the Combined Group will be made available free of charge on Dana’s Investor Relations Website.

Agenda Strategic context Dana combination - a global leader in driveline GKN - a world class pure play Aerospace business Summary Q&A

Accelerating GKN's separation strategy 1 Deliver distinct strategies for different product segments with rigorous capital allocation and focused performance targets Clarity 2 Establish a delivery culture based on greater accountability, capability and pace, supported by aligned incentives Accountability 3 Separate operationally now and formally when it maximises shareholder value Focus

Maximising shareholder value from two world-class, focused businesses GKN - a world class Aerospace business Aero Engines business expected to generate cash for decades Substantial cash and margin improvement expected through Project Boost Strong balance sheet and substantially de-risked pension position Combination with Dana - a world leading driveline business Two highly complementary businesses create a world leader well-positioned in future vehicle technologies Substantial cost synergies expected over and above Project Bost Targeting return of up to £2.5bn cash to shareholder by end of 2020 Divestment of well-performing, well-positioned Powder Metallurgy business Cash proceedings from Dana combination Dividend policy - target average payout of 50% of free cash flow Surplus cash, subject to maintaining an investment grade credit rating

Agenda Strategic context Dana combination - a global leader in driveline GKN - a world class pure play Aerospace business Summary Q&A

Accelerating separation and maximising shareholder value 9 March 2018 8

GKN Driveline[1] and Dana – a world leader in driveline

Complementary businesses, well-positioned in future vehicle technologies

Compelling strategic rationale – creates a world leader in driveline

Highly attractive financial transaction for GKN shareholders

[1] GKN Driveline comprises GKN's Driveline division, GKN's 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited.",

Both GKN Driveline and Dana have a strong heritage in automotive GKN Driveline 50+ years Established 1966 Dana 100+ years Founded 1904

Both GKN Driveline and Dana are Tier 1 automotive suppliers of similar size GKN Driveline 1 Revenue £5.4bn EBITDA £588m Dana1 Revenue £5.6bn EBITDA £648m Aggregate revenue of £11.0bn Note: Financials converted at average 2017 exchange rate of 129 USD/GBP Note: Dana revenue EBITDA exclude impact of JVs, GKN Driveline revenue, EBITDA include proportional impact of equity state in JVs 1 Aggregate revenue and EBITDA of GKN Driveline and Dana

Both GKN Driveline and Dana have employees and plants across the globe, where our customers need us to be GKN Driveline ~35,000 Employees 61 Manufacturing facilities in 23 Countries Dana ~30,000 Employees 139 Major facilities in 33 Countries 65,000 combined employees worldwide

GKN Driveline and Dana principally serve adjacent end markets GKN Driveline Passenger vehicle (F/A)1 Off-highway Passenger vehicle (R/4)1 Commercial vehicle Off-highway 1GKN Passenger vehicle end markets: FWD/AWD; Dana Passenger vehicle end markets: RWD/4WD

Accelerating separation and maximising shareholder value 9 March 2018 GKN Driveline and Dana have a complementary product portfolio GKN Driveline Dana   Driveshafts AWD Systems eDrive Systems Truck steer shafts Drive axle Rigid bus eAxle

Accelerating separation and maximising shareholder value 9 March 2018 14

Together, GKN Driveline and Dana are an attractive fit

	Passenger vehicle				Heavy vehicle		Off-highway	
	FWD	AWD	RWD	4WD	Commercial	Mass transit	Agriculture	Construction
GKN Driveline	✓	✓	✓ (premium)	✓ (premium)			✓	✓
DANA			✓ (standard)	✓ (standard)	✓	✓	✓	✓
DANA GKN Driveline	✓	✓	✓	✓	✓	✓	✓	✓

Accelerating separation and maximising shareholder value 9 March 2018 15

Leader in electrification across full vehicle weight spectrum

GKN Driveline electric capabilities

Single-speed eAxles



Multi-speed eAxles



Co-axial eAxles



Multimode eTransmission



Integrated eDrive systems



Dana electric capabilities

Medium duty axle



EP 8 Transit bus axle



Mining transmission



Select platforms

BMW i8



Mitsubishi Outlander PHeV



Volvo XC90 T8 Twin Engine



Street Scooter



City delivery



Light trucks



Transit bus



Mining truck



Gross vehicle weight continuum →

← Gross vehicle weight continuum

Accelerating separation and maximising shareholder value 9 March 2018 Combination of GKN Driveline and Dana creates a world leader in driveline Revenue, £bn’  11.02   SCHAEFFLER Automotive X BorgiVarner Powertrain enlinentaL% Powertrain Mee Powertrain IE LPI-II Technologies +L IN A MA R A MAGNA Powertrain 9.5   6.7 6.5 4.9 3.8   3.6 3.6 5.4  All peer revenue figures sourced from the latest full gear annual reports or investor presentations with Schaeffler Automotive being the sum of the OEM and Automotive Aftermarket revenue. 2017 Financials converted at 2017 average exchange rate of 1.29 USD/GBP, 1.14 EUR/GBP, 1.67 CAD/GBP; 2016 financials converted at 2016 average exchange rate of 1.36 USD/GBP, 1.22 EUR/GBP, 1.79 CAD/GBP  1 Latest available annual reported figures in local currency and local GAAP 2 Aggregate revenue of GKN Driveline and Dana

GKN Driveline and Dana - a world leader in driveline Complementary businesses, well-positioned in future vehicle technologies Compelling strategic rationale - creates a world leader in driveline Highly attractive financial transaction for GKN shareholders

Accelerating separation and maximising shareholder value 9 March 2018 Key financials today Revenue’ (£m) GKN Driveline ■ Dana E10,963m 2016 2017 EBITDA” (Em) Trading profit” (Em) GKN Driveline Dana ■ GKN Driveline IR Dana  [795m E642m 304 338 2016 [8,952m 4,652 5,370 [1,236m E992m   505 588  2016 2017 394 2017 Note: 2017 financials converted at average 2017 exchange rate of 1.29 USD/GBP; 2016 financials converted at average 2016 exchange rate of 136 USD/GBP Note: Management trading profit is trading profit of subsidiaries with the group’s share of the trading profit of equity accounted investments. Management EBITDA is management trading profit adding back depreciation and amortisation of operating intangible assets of subsidiaries with group’s share of the depreciation and amortisation of intangible assets of equity accounted investments 1 Aggregate revenue, EBITD and trading profit of GKN Driveline and Dana

Accelerating separation and maximising shareholder value 9 March 2018 19

Substantial synergy case, over and above Project Boost

Procurement	> Align lowest prices > Leverage combined scale	$112m[1]
Footprint optimisation	> Consolidate manufacturing footprint > Improve asset utilisation	$75m[1]
SG&A	> Rationalise headquarters locations > Leverage common infrastructure	$48m[1]
Tax benefits	> Optimise structure globally	

- $235m[1] total synergies
- One-time implementation cost of $250m – $300m[1]
- Progressively captured over the 3 years following closing

Synergy opportunity over and above Project Boost £153m[2,3] for GKN Driveline

[1] This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code on Takeovers and Mergers (the "City Code") (see Appendix I)
[2] This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (see Appendix II). This does not take into account of any relevant proportion of one-off associated incentive payments, which are estimated to be, in aggregate, in the region of £70m for Project Boost as a whole and which have not been reported on for the purposes of the City Code. This does not take into account any changes to such incentive arrangements as a consequence of completion of the Dana transaction and excludes any impact of potential disposals.
[3] Expected recurring annual cash benefit from end 2020

Accelerating separation and maximising shareholder value 9 March 2018 20

Accelerating separation strategy and maximising shareholder value

Transaction value and multiple	> GKN Driveline valued cash-free, debt-free at $6.1bn (£4.4bn)[1,2] equivalent to EV/EBITDA 2017 of 7.5x
Consideration	> 47.25%[3] of Dana, equating to value of $3.5bn (£2.5bn)[1,2] > Cash component of $1.6bn (£1.2bn)[2] > IAS 19 net pension deficit of $1.0bn (£0.7bn)[2] to be assumed by Dana
Synergies	> Annual run-rate cost synergies of $235m[4] by the end of the third year after completion > UK domicile
Dana capital structure	> Net debt / adjusted EBITDA 2017: c. 2.0x[5]
Timing/approvals/ structure	> Subject to customary regulatory and shareholder approvals; targeting closing by end of 2018 > Transaction with Dana conditional on Melrose's offer for GKN lapsing > GKN to have two designated non-executive directors on Dana Board; Dana listed on NYSE

Compelling strategic and financial rationale

[1]Share component calculated using Dana spot price of $26.20 as at market close 8th March 2018 per Bloomberg; [2] GBPUSD rate of 1.38 used as at close on 8th March 2018 per Bloomberg; [3] Equivalent to 133.4m New Dana shares, based on existing diluted shares outstanding of 148.9m Dana shares as at 5th March 2018; [4] This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (see Appendix I); [5] Pro-forma net debt excluding IAS19 pension deficit, adjusted EBITDA (including JVs, excluding synergies)

Accelerating separation and maximising shareholder value 9 March 2018 Pensions liability transfer to Dana 54% of group IAS 19 deficit transferring as part of transaction Global IAS 19 deficit, Global liabilities pre-taxi  GKN today EL+,405m £1,375m £3,030m E1,504m deficit Includes £633 unfunded in Germany Transferred to Dana  £818m deficit Includes £597 unfunded in Germany, adjusted against the purchase price GKN pension post combination  £686m deficit Before impact of other actions 1 Pension deficits shown include US OPEB liabilities
                       21

UK deficit elimination plan agreed with the Trustees De-risking the UK schemes Liability reduction exercises - net impact is estimated to reduce UK IAS 19 liabilities to around £1,988 at a cash cost of £183m, net of tax Tackling the remaining deficit £311m cash contribution, net of tax, to be paid to the Trustees from combination proceeds Investment strategy to be de-risked, with an anticiated funding discount rate in line with IAS 19 In relation to the UK, deals with any section 75 issues.22

Accelerating separation and maximising shareholder value 9 March 2018 Pensions end game Actions Reduce balance sheet volatility by increasing asset hedging and liability matching Eliminate the UK pension deficit Remove the drag on GKN’s free cash flow yield Overall leakage of less than E62m, net of tax vs. IAS 19 deficit Benefits Increase the number of potential buyers for non-core assets Aerospace expected to trade free from potential pension drag  Completion of all above arrangements is conditional on the Melrose offer having lapsed or been withdrawn and certain arrangements are also conditional on completion occurring
                                                           23

Agenda Strategic context Dana combination - a global leader in driveline GKN - a world class pure play Aerospace business Summary Q&A

Accelerating separation and maximising shareholder value 9 March 2018 GKN after the Dana combination - pure play Aerospace business with 2017 E3.6bn revenue’ Revenue by product type 20174  Niche Specialist Structures 01 Positions 16% 51% Engines 33% evenue b market, 2017 Military 28%  Commercial 72% Revenue b customer 20174  Airbus 19% Others 29% rill Boeing 11% Honeywell 3% Ole.  Gulfstream 3% Safran 4%rM UTC 11% Rolls-Royce 5% Lockheed GE 8% 7%   GKN is well-positioned today and ready to capture the next wave of value 142 position in Aero Engines2 and Structures3 Attractive Specialist Positions in niche markets Differentiated technologies Global scale across 3 continents 52 sites across 14 countries 4 REED centres Approximately 17,000 people (FTEs) 1 Preliminary 2017 financials 2 See pages 121+ and 213 of the “Aero Engine and IGT Components 2016” report by Counterpoint Market Intelligence Limited 3 See page 31 of the “Aerostructures 2017” report by Counterpoint Market Intelligence Limited 4 Based on internal GKN sales data
                     25

Accelerating separation and maximising shareholder value 9 March 2018 Project Boost in GKN Aerospace: E160m expected recurring annual cash benefit from end 20201  Manufacturing Functional Direct Indirect excellence excellence procurement procurement Fix US sites  1,9 £26 ml £77 ml £30 ml £27 ml Address loss making revenue streams Global Operating Model Standardisation E Industry 4.0 Site rationalisation Total Spend management On our way towards our 3.4.°/0 core Aerospace target margin for 20202  before central costs 1 This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (see Appendix II). This does not take into account of any relevant proportion of one-off associated incentive payments, which are estimated to be, in aggregate, in the region of E70m for Project Boost as a whole and which have not been reported on for the purposes of the City Code. This does not take into account any changes to such incentive arrangements as a consequence of completion of the Dana transaction and excludes any impact of potential disposals. The reference to “E160m of expected recurring annual cash benefit” being composed on “E77m” in “Manufacturing excellence”, “E27m” in “Functional excellence”, “E30m” in “Direct procurement” and “E26m” in “Indirect procurement” includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (See Appendix 11).2 The trading margin target for 2020 should not be considered as a profit forecast or interpreted as such                 26

Accelerating separation and maximising shareholder value 9 March 2018 Aero Engines revenue and risk sharing partnerships (RRSPs): long term reward from years of investment $13.5bn net cash flows from RRSP portfolio from Cash flow from existing RRSP portfolio, $m 2, 3 2018 - 20551  600 2017 2028 2039 $165m3 $365m3 $500m3  GKN and its predecessors have invested in major engine programmes, with —20 Aero Engine RRSP programmes since 1981 with all OEMs Long programme life cycles (roughly 40 years) GKN portfolio positioned for cash generation GKN well-positioned for next generation engine platforms 500 400 300 200 100 0 2013 2018 2023 2028 2033 2038 2043 2048 2053 1 This statement has been calculated from a cash flow forecast which the Takeover Panel has determined is to be treated as a “profit forecast” and reported on (in respect of the forecast for 2018) or confirmed by the directors (in respect of the forecast for 2019 - 2055) in accordance with the City Code (see Appendix III) 2 RRSP derived net cash flows are calculated by taking net receipts from partners less attributable direct and indirect costs of programme participation less allocated selling, general and administration expenses and after taking account of movements in associated working capital and directly attributable capital expenditure. 3 The 2017 cash flow figure from existing RRSP portfolio contains a cash flow estimate which the Takeover Panel has determined is to be treated as a “profit estimate” for the purposes of the City Code (see Appendix III). The 2018¬2055 projected cash flow figures from existing GKN RRSP portfolio contain cash forecasts that the Takeover Panel has determined are to be treated as “profit forecasts” for the purposes of the City Code (see Appendix III)

Agenda Strategic context Dana combination - a global leader in driveline GKN - a world class pure play Aerospace business Summary Q&A

           29                            >>>                                                                                    >>>>>>>
GKN – a world class Aerospace business Aero Engines business expected to generate cash for decades Substantial cash and margin improvement expected through Project Boost Strong balance sheet and substantial! de-risked pension position Combination with Dana – a world leading driveline business Two highly complementar businesses create a world leader Well-positioned in future vehicle technologies Substantial cost s nergies expected over and above Project Boost Targeting return of up to £2.5bn cash to shareholders by end of 2020 Divestment of well-performing, well-positioned Powder Metallurg business Cash proceeds from Dana combination Dividend polic - target average pa out of 50% of free cash flow Surplus cash, subject to maintaining an investment grade credit rating

Accelerating separation and maximising shareholder value 9 March 2018 Agenda Strategic context Dana combination — a global leader GKN — a world class pure play Aerospace business Summary Q&A

Accelerating separation and maximising shareholder value 9 March 2018 31

Appendix I: Synergies Quantified Financial Benefits Statement

The statements labelled by way of a footnote as including a quantified financial benefits statement in slides 19 and 20 of these presentation slides in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the proposed combination of GKN's Driveline business and Dana Incorporated (the "**Proposed Transaction**") to create Dana plc (the "**Combined Group**") includes a "quantified financial benefits statement" for the purposes of Rule 28 of the City Code, which has been reported on previously (as set out in the final section of this Appendix I) in accordance with the requirements of the City Code in the following form (the "**Synergies Quantified Financial Benefits Statement**"):

"The cost synergy benefits of the proposed merger are expected to deliver annualised cost savings run rate of $235m by the end of the third year post completion. These benefits are in addition to the Driveline benefits expected as part of Project Boost, and have no material impact on the overall Boost benefits statement, announced on 14th February 2018. The run rate at the end of Year One is expected to be approximately 40%, with approximately 71% achieved by the end of Year Two.

Expected synergy benefit (run rate)				
$m	Year 1	Year 2	Year 3	
Procurement	45	84	112	48%
Manufacturing	19	41	75	32%
SG&A	31	41	48	20%
	95	166	235	
	40%	71%	100%	

Almost half (48%) of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%), with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three."

The Directors confirm that the Synergies Quantified Financial Benefits Statement remains valid and has been properly compiled on the basis of the assumptions contained below.

Accelerating separation and maximising shareholder value 9 March 2018 32

Appendix I (cont'd): Synergies Quantified Financial Benefits Statement

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Synergies Quantified Financial Benefits Statement:

- Both GKN plc ("**GKN**") and Dana Incorporated ("**Dana**") have announced an agreed synergy case (the "**Announced Case**") including ongoing cost synergies, associated one-off costs and phasing of both the synergies and one-off costs.
- Management of the GKN Driveline business ("**GKN Driveline**") has estimated the potential ongoing cost synergies, and associated one-off costs of realisation resulting from the proposed combination of GKN Driveline with Dana, and subsequent integration with Dana to arrive at an internal base case (the "**Base Case**"). The Announced Case represents the synergy case post a contingency.
- Separately, Dana management has also undertaken an exercise to estimate these potential benefits.
- Additionally, GKN Driveline management has developed an internal stretch case which estimates incremental potential synergy benefit in excess of the Base Case.
- In developing the synergy case, GKN Driveline has involved functional management in relation to key areas of potential synergy (procurement, manufacturing, SG&A).
- In developing the GKN Driveline synergy case, GKN Driveline management held working sessions with Dana's CFO, functional management relating to key synergy areas and synergies advisers (Roland Berger). During these sessions, potential areas of synergy, key assumptions to underpin each area and key baseline information have been tested and confirmed.
- GKN Driveline management has, where possible, identified a cost and/or FTE baseline from which to base and contextualise the benefits estimates. This is primarily based on FY17 full year actuals.
- In seeking to develop an addressable baseline for synergies purposes relating to both GKN Driveline and Dana, GKN Driveline management has made adjustments to reflect non-addressable items including in-flight change programmes (Project Boost and Dana's synergies from prior acquisitions yet to be realised), standalone cost adjustments expected upon GKN Driveline's separation from GKN and business units deemed non-addressable due to limited overlap.
- Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by GKN Driveline management.
- Key sources of information used to develop the synergy case include: FY17 financial results for both GKN Driveline and Dana; information from GKN Driveline management's Hyperion system; supporting analysis and management information from GKN Driveline and GKN Group; discussions with GKN Driveline management by Dana management; the Dana management synergy paper (developed with support from advisors Roland Berger); Dana management information provided through the Virtual Data Room and associated Q&A process.
- Potential areas of dis-synergy have been considered and GKN Driveline management do not believe that any will arise.
- Potential revenue and working capital synergies have not been modelled or included in GKN Driveline management's synergy case.
- Assumed to be no significant changes in macro-economic conditions.
- Estimates of ongoing cost synergies, and one-off costs have been phased over a three year period.
- The exchange rate used to convert between USD and GBP is 1.35 (GKN's 2018 Budget rate).

Accelerating separation and maximising shareholder value 9 March 2018 Appendix I (cont'd): Synergies Quantified Financial Benefits Statement  Reports As required by Rule 28.1(a)(i) of the City Code, KPMG LLP ("KPMG"), as reporting accountant to GKN, has provided a report stating that, in its opinion, the Synergies Quantified Financial Benefits Statement has been properly compiled on the basis stated. Gleacher Shacklock and J.P. Morgan Cazenove, as financial advisers to GKN, have provided a report for the purposes of Rule 28.1(a)(ii) of the City Code stating that, in their opinion and subject to the terms of the report, the Synergies Quantified Financial Benefits Statement has been prepared with due care and consideration. Copies of these reports are included in Parts B and C of Appendix 3 to GKN's 9 March 2018 announcement titled "Proposed combination of GKN Driveline and Dana". Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has also confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement continues to apply. Notes 1 The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Synergies Quantified Financial Benefits Statement, or this announcement generally, should be construed as a profit forecast or interpreted to mean that the Combined Group's earnings in the full first full year following the Proposed Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN and/or Dana Incorporated for the relevant preceding financial period or any other period.  2 Due to the scale of the Combined Group, there may be additional changes to the Combined Group's operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.  3 In arriving at the Synergies Quantified Financial Benefits Statement, the GKN Directors have assumed that: (a) there will be no significant impact on the underlying operations of either business as a result of the Proposed Transaction; (b) there will be no material impact on the Combined Group arising from any decisions made by competition authorities; (c) there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the Combined Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and (d) there will be no material change in exchange rates.

Accelerating separation and maximising shareholder value 9 March 2018 Appendix II: Boost Quantified Financial Benefits Statement  The statements labelled by way of a footnote as including a quantified financial benefits statement in slides 19 and 26 of these presentation slides, arising in connection with GKN's new strategy and transformation plan along with its cash improvement initiative ("Project Boost"), includes a "quantified financial benefits statement" for the purposes of Rule 28 of the City Code, which has been reported on previously (as set out in the final section of this Appendix II) in accordance with the requirements of the City Code in the following form (the "Boost Quantified Financial Benefits Statement"): "The benefits of the Project Boost transformation plan are expected to deliver a recurring annual cash cost benefit of at least E340m from the end of 2020, with approximately 15% of this achieved in-year in 2018, increasing to 44% in 2019 and 81% in 2020. Over 40% of the benefits are driven by world-class process improvement, implementing Industry 4.0 across the divisions and addressing underperformance in the US aerospace business. The remaining benefits are derived from improved procurement processes in both direct and indirect procurement, and other functional savings. The nature of the programmes mean that there will be minimal jobs losses to achieve these benefits, but there will be an adjustment in working practices required to adopt the leading edge technologies.   Phasing  £m 2018 2019 2020 Kuii-Idie 2020 4 year total Benefits (in-year) 50 150 271+ 340 814 One-off exceptional cash costs to achieve (110) (138) (68)   (450) Capital investments (32) (61) (41)    Average working capital (in-year) 105 82 70     Net cash impact n 33 235 340    Boost benefits by division Em Aerospace Manufacturing excellence 77 Functional excellence 27 Direct procurement 30 Indirect procurement 26 Total 160 Run-rate 2020 Total Driveline Powder  Metallurgy Central  55 13   145 30 1 5 63 35     65 33 8   67 153 22 5 340

Accelerating separation and maximising shareholder value 9 March 2018 35

Appendix II (cont'd): Boost Quantified Financial Benefits Statement

In addition to cash flow generated by these benefits, we anticipate generating an average cash release through improvement in working capital management of £257million cumulatively in the period to the end of 2020, with an average working capital release of approximately £105m in 2018, £82m in 2019 and £70m in 2020. The benefits will come equally from payables (43%) and inventories (43%) with remainder coming from receivables (14%).

This will be delivered through both specific initiatives and as a result of embedding world class processes throughout the group.

The majority of the benefits are split broadly evenly between the two major divisions, Driveline and Aerospace. The Aerospace benefits are primarily focused on addressing existing operations in the US and embedding best practice processes across the division, whereas the Driveline benefits are primarily based on investment in technology.

We estimate that the Project Boost programme will require one-off costs to achieve of £450m with approximately 32% incurred in 2018, approximately 44% in 2019 and the remainder in 2020. Of this, approximately £134m will be investment in capital expenditure to facilitate the adoption of world class Industry 4.0 processes."

The Directors confirm that the Boost Quantified Financial Benefits Statement remains valid and has been properly compiled on the basis of the assumptions contained below.

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Project Boost benefits case:

- Work streams led by GKN's Divisional CEOs have developed the Project Boost benefits case, including identification and quantification of estimates of potential benefits and associated one-off costs relating to the programme.
- In preparing the Boost Quantified Financial Benefits Statement, the Divisional CEOs have been supported by functional management (and in several cases external advisors) to facilitate analysis and evaluation of the potential benefits available as a result of Project Boost.
- Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by Management, with input from external advisors, to aid the development of individual benefits and one off costs.
- Cost bases used as the basis for the quantification exercise are a profit estimate for the financial year ended 31 December 2017 (see Appendix 1 of the announcement made by GKN on 14 February 2018 entitled "Moving GKN to world class financial performance") and audited financial results for the year ended 31 December 2016. Key sources of information used to develop Project Boost include financial results for the year ended 31 December 2017, audited financial results for the year ended 31 December 2016 and information from Management's Oracle Hyperion system.
- Benefits of growth in the businesses have been excluded.
- Assumed to be no significant changes in macro-economic conditions.
- Estimates of ongoing cost benefits and one-off costs have been phased over a three year period.
- The exchange rate used to convert between USD and GBP is 1.35 (GKN's 2018 Budget rate).
- A stretch case of benefits has been also been prepared.

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Accelerating separation and maximising shareholder value 9 March 2018 Appendix II (cont'd): Boost Quantified Financial Benefits Statement  Reports As required by Rule 28.1(a)(i) of the City Code, KPMG, as reporting accountant to GKN, has provided a report stating that, in its opinion, the Boost Quantified Financial Benefits Statement has been properly compiled on the basis stated. Gleacher Shacklock, J.P. Morgan Cazenove and UBS, as financial advisers to GKN, have provided a report for the purposes of Rule 28.1(a)(ii) of the City Code stating that, in their opinion and subject to the terms of the report, the Boost Quantified Financial Benefits Statement has been prepared with due care and consideration. Copies of these reports are included in Parts B and C of Appendix 2 to GKN's 11+ February 2018 announcement titled "Moving GKN to world class financial performance". Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement continues to apply.  Notes The assessment and quantification of the potential cost savings and efficiency gains of Project Boost relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the potential cost savings, efficiency gains and/or other expected benefits may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.  Due to the scale of GKN, there may be additional changes to its operations as a result of Project Boost. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.  No statement in the Boost Quantified Financial Benefits Statement or in this presentation generally should be construed as a profit forecast or interpreted to mean that GKN's earnings in the first full year following implementation of the Project Boost, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN for the relevant preceding financial period or any other period.

Accelerating separation and maximising shareholder value 9 March 2018 Appendix III (cont’d): Cash Flow Estimate, Cash Flow Forecast and Long Run Cash Flow Forecast The statements labelled by way of a footnote as including a cash forecast in slide 27 of these presentation slides include “profit forecasts” for the purposes of Rule 28 of the City Code, in the following form: “The Directors forecast that the RRSP derived net cash inflow for the years ending 31 December 2019-2055 will be as set out in the relevant cells of the table titled “Derived net cash flows from GKN RRSP portfolio” included below for reference (the “Long-Run Cash Flow Forecast”).

Accelerating separation and maximising shareholder value 9 March 2018 Appendix III (cont’d): Cash Flow Estimate, Cash Flow Forecast and Long Run Cash Flow Forecast The statements labeled by way of a footnote as including a cash forecast in slide 27 of these presentation slides include “profit forecasts” for the purposes of Rules 28 of the City Code, in the following form:  “The Directors forecast that the RRSP derived net cash inflow for the years ending 31 December 2019-2055 will be as set out in the relevant cells of the table titled “Derived net cash flows from GKN RRSP portfolio” included below for reference (the “Long-Run Cash Flow Forecast”).  Year Net cash flow ($m) Year Net cash flow ($m) Year Net cash flow ($m) Year Net cash flow ($m) 2013 143 2026 355 2039 500 2052 302 2014 171 2027 352 2040 496 2053 268 2015 164 2028 365 2041 495 2054 238 2016 188 2029 322 2042 486 2055 198 2017 165 2030 300 2043 455  2018 146 2031 352 2044 432  2019 211 2032 359 2045 414  2020 221 2033 359 2046 403  2021 233 2034 412 2047 391  2022 278 2035 444 2048 377  2023 275 2036 451 2049 371  2024 292 2037 478 2050 355  2025 317 2038 498 2051 333

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RRSP derived net cash flows are calculated by! taking net receipts from partners less attributable direct and indirect costs of programme participation less allocated selling, general and administration expenses and after taking account of movements in associated working capital and directly attributable capital expenditure. The Directors confirm that the Cash Flow Estimate, the Cash Flow Forecast and the Long-Run Cash Flow Forecast remain valid and have been properly compiled on the basis of the assumptions contained below. Basis of preparation and principal assumptions of Cash Flow Estimate The Cash Flow Estimate is based on information from GKN’s management information system. The RRSPs included in the Cash Flow Estimate comprise commercial agreements on engine programmes entered into as detailed in Appendix 1 to GKN’s 27 February 2018 announcement titled “GKN Aerospace: generating value for decades to come” (the “Aero Announcement”). Basis of preparation and principal assumptions of Cash Flow Forecast and Long-Run Cash Flow Forecast The RRSPs included in the Cash Flow Forecast and Long-Run Cash Flow Forecast comprise commercial agreements on engine programmes entered into as detailed in Appendix 1 to the Aero Announcement. The Cash Flow Forecast and Long-Run Cash Flow Forecast are based on the RRSP models developed and maintained by Aerospace Management and utilised by the Directors of GKN to perform impairment assessments on net intangible assets. The SEK/USO rate used is 8.05. The Directors of GKN have prepared the Cash Flow Forecast and the Long-Run Cash Flow Forecast on the basis of the following assumptions which are outside of the influence or control of the GKN Board and could turn out to be incorrect and therefore affect whether the Cash Flow Forecast and/or the Long-Run Cash Flow Forecast can be achieved: there will be no fundamental change in the political or economic environment in which GKN’s customers and suppliers operate; there will be no business disruptions that materially affect GKN’s Aerospace operations or its key customers and suppliers; there will be no material deviation in engine deliveries and aftermarket demand from the latest forecasts provided by the RRSP’s to GKN; there will be no adverse impact on GKN’s production as a result of supplier disruption or non-conformance; customers operate within contractual credit terms.

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Reports The Takeover Panel has determined that the Cash Flow Estimate and Cash Flow Forecast be treated as a Profit Estimate and a Profit Forecast under Rule 28.l(a) of the City Code. KPMG, as reporting accountant to GKN, and Gleacher Shacklock, J.P. Morgan Cazenove and UBS, as financial advisers to GKN, have provided a report in respect of the Cash Flow Estimate and the Cash Flow Forecast as required under that Rule. Copies of these reports are included in Parts Band C of Appendix 2 to the Aero Announcement. Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Profit Estimate and Profit Forecast continues to apply. The Takeover Panel has determined that the Long-Run Cash Flow Forecast be treated as a Profit Forecast under Rule 28.l(a) of the City Code. However, in accordance with Rule 28.2 of the City Code, the Takeover Panel has granted GKN a dispensation from the requirement to include reports from reporting accountants and GKN’s financial advisers in relation to the Long-Run Cash Flow Forecast because it is for a financial period ending more than 15 months from the date of the Announcement, which is the date on which it was first published.